August 24, 2010

By EDGAR FILING
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Attn: H. Roger Schwall, Assistant Director

Re:	ERHC Energy Inc.
Registration Statement on Form S-3
Initial File Date: July 7, 2010
File No. 333-168012

Dear Mr. Schwall:

ERHC Energy Inc. (the “Registrant”) herewith files with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to Form S-3 (the “Amendment No. 2”), revising the Registrant’s Registration Statement on Form S-3 initially filed on July 7, 2010 and amended by Amendment No. 1 on August 11, 2010 (as so amended, the “Registration Statement”), in reply to the Commission staff’s comments contained in its letter of August 20, 2010.

The Amendment No. 2 has been “R” tagged in the EDGAR submission to show the Registrant’s changes to Amendment No. 1 to the Registration Statement filed with the Commission on August 11, 2010.

For the Commission staff’s benefit, the Registrant provide the following replies:

Amendment No. 1 to Registration Statement on Form S-3

Calculation of Registration Fee Table

1.	We note that you have not filed an updated consent from your auditors. Please file an updated consent with your next amendment.

The Registrant has included in Amendment No. 2 an updated consent from MaloneBailey, LLP, an independent registered public accounting firm.

Securities and Exchange Commission
August 23, 2010

2.	On the signature page, you provide “August [ ], 2010” as the date that the Form S-3 was signed. Please ensure that each filing has been properly signed and dated.

The Registrant has ensured the Amendment No. 2, as filed, is properly signed and dated.

Exhibit 5.1

3.
We note that the latest version of the opinion  does not include a conformed signature.  Obtain and file a revised and signed opinion, which also includes the correct date and references the amendments to the Form S-3.

The legal opinion contained in Exhibit 5.1 to the Registration Statement, as amended by Amendment No. 2, has been revised accordingly.

*  *  *
The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff have any further questions with respect to the Registration Statement and the securities to be registered thereunder, please do not hesitate to contact undersigned or the Registrant’s legal counsel, Matthew S. Cohen, Esq. at (212) 751-3794.

Sincerely,

/s/ Sylvan Odobulu
Sylvan Odobulu,
Principal Financial Officer